[Letterhead of ExlService Holdings, Inc.]

December 2, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Theresa Brillant and Doug Jones

Re:	ExlService Holdings, Inc. Form 10-K for the Year Ended December 31, 2019 Filed February 27, 2020 File No. 001-33089

Dear Ms. Brillant and Mr. Jones:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Maurizio Nicolelli, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated November 19, 2020 (the “Comment Letter”) regarding the above referenced filing.

We have reproduced your comment (in italicized font) for ease of reference. The Company’s response to the Comment Letter is as follows:

Form 10-K for the Year Ended December 31, 2019

Management's Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 55

Your disclosure here and in your Form 10-Q for the fiscal period ended September 30, 2020 appears to emphasize how cash provided by operating activities was derived for each period presented. Pursuant to instruction 4 to Item 303(a) and instruction 3 to Item 303(b) of Regulation S-K, it should be a comparative analysis of material changes in operating cash flows between periods. Please note your analysis should discuss the reasons underlying variance factors cited. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance, and quantify all variance factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases.

Ms. Theresa Brillant and Mr. Doug Jones

December 2, 2020

Response to Comment:

The Company respectfully acknowledges the Staff’s comment and, in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, the Company will enhance its disclosures in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to provide a comparative analysis of material changes in its operating cash flows and their underlying variance factors for comparable periods. The Company’s disclosures in the MD&A will be revised in future filings to address these factors, which will be consistent with the example presented below (please note this disclosure is presented for the year ended December 31, 2019 and will be presented similarly for all required periods in our future filings).

Example Disclosure for Form 10-K for the Year Ended December 31, 2019

“Net cash provided by operating activities was $168.4 million for the year ended December 31, 2019, compared to $92.4 million for the year ended December 31, 2018, reflecting higher cash earnings along with lower working capital needs. The major drivers contributing to the increase of $76.0 million year-over-year included the following:

•	Increase in net income of $10.9 million in 2019 compared to 2018, primarily due to an increase in income from operations of $26.6 million driven by growth in revenues, partially offset by higher income tax expense of $11.8 million and lower interest and other income of $3.9 million.

•	Changes in accounts receivable, including advance billings, contributed additional cash flow of $14.6 million in 2019 compared to 2018. The increase was a result of the growth in our revenues (including revenues from our SCIO acquisition in July 2018) and higher collections of our accounts receivable. As a result, our accounts receivable days sales outstanding improved to 59 days in 2019 from 62 days in 2018.

•	Increases in accrued employee costs, accrued expenses and other liabilities contributed additional cash flow of $30.9 million in 2019 compared to 2018, primarily resulting from higher annual performance incentives and other employee costs accruals of $15.6 million, higher accrued expenses of $8.2 million due to an increase in our cost base to support revenue growth, and lower cash outflows in client liabilities of $4.3 million due to lower funds held on behalf of our clients.

•	Other drivers increasing operating cash flows in 2019 compared to 2018 included: income tax expense, net of advances and deferred taxes, of $9.6 million, primarily due to higher income tax provisions and timing of payments; and changes in various current assets and other assets aggregating to $10.3 million, primarily due to higher recovery of our receivables from statutory authorities in 2019 compared to 2018”.

        If you have any questions regarding the foregoing responses, please do not hesitate to call me at 212-624-5911.

Very truly yours, /s/ Maurizio Nicolelli
Maurizio Nicolelli Chief Financial Officer